

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2012

<u>Via E-mail</u>
Thomas E. Flynn
Chief Financial Officer
Bank of Montreal
100 King Street West
1 First Canadian Place
Toronto, Ontario
Canada, M5X 1A1

  Re: **Bank of Montreal**
     Form 40-F for the Fiscal Year Ended October 31, 2011
     Filed December 6, 2011
     Form 6-K
     Filed August 28, 2012
     File No. 001-13354

Dear Mr. Thomas E. Flynn:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Kevin W. Vaughn for

          Stephanie J. Ciboroski
          Senior Assistant Chief Accountant